Exhibit 99.1

AirNet Entered into Investment Agreement with Northern Shore Group Ltd.

BEIJING, February 5, 2021 /PRNewswire/ -- AirNet Technology Inc., formerly known as AirMedia Group Inc. ("AirNet" or the "Company") (Nasdaq: ANTE), an in-flight solution provider on connectivity, entertainment, and digital multimedia in China, today announced that on February 4, 2021, it has entered into an investment agreement (the “Agreement”) with Northern Shore Group Ltd. (“Northern Shore”), an unaffiliated party of the Company. Pursuant to the Agreement, the Company has agreed to issue 28,412,806 ordinary shares with a par value of US$0.001 per share (each a “Share”), or approximately 19 % of the Company’s currently outstanding Shares, to Northern Shore, in exchange for the delivery and transfer from Northern Shore to the Company of either 401 A10 Pro or 1,200 588/580-8 computer servers specifically designed for mining cryptocurrencies depending upon availability prior to the closing date. The computer servers are valued at US$ 5,540,497.19, representing a per Share consideration of US$0.195, or US$1.95 per American depositary share of the Company (each representing ten Shares). The per ADS consideration represents a 20% discount to the average closing price of the Company’s ADSs over the 20-trading day period ended on February 2, 2021 Eastern Time, two trading days prior to the date on which the Agreement was signed.

Mr. Herman Guo, the Chairman and CEO of the Company, commented, “ Upon completion of our previous issuance of new shares, our initial attempt in mining of cryptocurrencies has seen a great success and drawn a great attention from new investors, which further amplify the Company’s determination to expand its operation in mining of cryptocurrencies. The Company further determines to direct its available resources to extend its knowledge base in cryptocurrencies and to ensure a continuous success in its operations to mine cryptocurrencies.”

About AirNet Technology Inc.

Incorporated in 2007 and headquartered in Beijing, China, AirNet provides in-flight solutions to connectivity, entertainment and digital multimedia in China. Collaborating with its partners, AirNet empowers Chinese airlines with seamlessly immersive Internet connections through a network of satellites and land-based beacons, provides airline travelers with interactive entertainment and a coverage of breaking news, and furnishes corporate clients with advertisements tailored to the perceptions of the travelers. For more information, please visit us at http://ir.ihangmei.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements are based upon management’s current expectations and current market and operating conditions, and involve inherent risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but not limited to the following: its ability to achieve and maintain profitability; its ability to continuously improve its solutions and services enabling inflight connectivity; its ability to compete effectively against its competitors; the expected growth in consumer spending, average income levels and advertising spending levels; the growth of the inflight connectivity industry in China; and government policies affecting the inflight connectivity industry in China. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Company Contact

Yan Liu

Director, Investor Relations

AirNet Technology Inc.

Tel: +86-10-8460-8678

Email: ir@ihangmei.com